                   SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, DC 20549

                                FORM 12b-25

                     Commission File Number 0-15066

                       NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [ X ] Form 10Q [ ] Form N-SAR

For Quarterly Period Ended: December 31, 2001

[  ] Transition Report on Form 10-K  [  ] Transition Report on Form 10Q
[ ] Transition Report on Form 20-F [ ] Transition Report on Form N-SAR [ ] Transition Report on Form 11-K

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                    Part I. Registrant Information

Full name of registrant  Vertex Interactive, Inc.
Former name if applicable

Address of principal executive office (Street and number)
                          22 Audrey Place
City, State and Zip Code  Fairfield, New Jersey 07004


Part II. Rule 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check appropriate box.)

[X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                           Part III. Narrative

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

        The registrant was unable to file the Quarterly Report on Form 10-Q within the prescribed time period due to its not having completed its consolidated financial statements. This was the result of several factors including: 1) the impact of our delayed filing of our Annual Report on Form 10K, which left a significantly shorter period of time in which to close the first quarter; 2) the adoption of SFAS 142 effective October 1, 2001 and
3) the initial reporting of the results of operations for two European acquisitions, which were completed in September and October.

                        Part IV. Other Information

(1) Name and telephone number of person to contact in regard to this notification
                  Mark A. Flint                (973) 777-3500
                (Name)              (Area Code)(Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30
of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                      [X]  Yes  [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                      [X]  Yes  [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    Vertex Interactive, Inc.

(Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date February 14, 2002               By /s/ Mark A. Flint

                                     Mark A. Flint, Chief Financial Officer














The Registrant's reported financial results compared with the period ended December 31, 2000 are expected to be principally impacted by (1) Registrant's significant write-off of intangible assets during the quarter ended September 30, 2001; and (2) Registrant's adoption of SFAS 142, "Goodwill and Other Intangible Assets," which together contributed to a reduction in reported depreciation and amortization of intangibles. In addition, the Registrant has completed 6 acquisitions since October 1, 2000 and 4 in fiscal 2000, which impact the basic comparability of the three months ended December 31, 2001 and 2000.